QuickLinks -- Click here to rapidly navigate through this document
Filed by Inet Technologies, Inc.
Subject Company: Inet Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Registration No.: 333-117454

FOR MORE INFORMATION, CONTACT: Ms. Kelly Love, CFA Director of Investor Relations Inet Technologies, Inc. (469) 330-4171

INET TECHNOLOGIES REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS
Total Revenues Increase 13 Percent Year-over-Year

Richardson, Texas—July 20, 2004—Inet Technologies, Inc. (NASDAQ: INET), a leading global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses, today reported financial results for its second quarter ended June 30, 2004.

Revenues for the three months ended June 30, 2004 were $28.7 million versus revenues of $25.5 million in the second quarter of 2003 and $27.2 million in the first quarter of 2004. On a GAAP basis, the Company reported net income of $1.8 million, or $0.05 per diluted share, for the second quarter of 2004, compared to net income of $2.3 million, or $0.06 per diluted share, for the second quarter of 2003 and net income of $3.3 million, or $0.08 per diluted share, for the first quarter of 2004. Pro forma net income for the three months ended June 30, 2004—which specifically excludes approximately $2.2 million of merger-related transaction expenses—was $4.0 million, or $0.10 per diluted share. For a detailed comparison of pro forma and GAAP results, please refer to the reconciliation table at the bottom of this press release.

For the six months ended June 30, 2004, revenues were $55.9 million compared to $50.5 million for the same period of the prior year. On a GAAP basis, the Company reported net income of $5.1 million, or $0.13 per diluted share, for the six months ended June 30, 2004, compared to net income of $5.5 million, or $0.14 per diluted share, for the same prior-year period. Pro forma net income for the six months ended June 30, 2004—which specifically excludes approximately $2.2 million of merger-related transaction expenses—was $7.3 million, or $0.18 per diluted share. On June 29, 2004, a joint press release was issued announcing the acquisition of Inet by Tektronix, Inc. The acquisition, which has been approved by both companies' Boards of Directors, is subject to customary closing conditions, including Inet stockholder approval and certain regulatory approvals. The acquisition is expected to close on approximately September 30, 2004.

"We continue to see very strong interest in our products, especially in the mobile data market," said Elie Akilian, president and chief executive officer of Inet. "Because of the successful rollout by carriers of mobile data services and continued subscriber growth, we are already experiencing solid expansion business with our existing mobile data customers. In addition to GPRS, certain mobile carriers are beginning to accelerate the deployment of UMTS. Our success to date in the GPRS market positions us well to seize these follow-on opportunities. We also continue to compete for new mobile data accounts and expect decisions from a number of carriers over the coming weeks."

-more-

"We are very pleased with our results for the quarter and the continued momentum we are experiencing in our markets," said Jeff Kupp, vice president and chief financial officer of Inet. "Second quarter revenues increased 13 percent over the prior year and gross margins of 69 percent were near the high end of the range that we expected. On a pro forma basis, operating margins for the second quarter were 17 percent—also at the high end of our range of expectations. Our combined cash and short-term investments balance grew and days sales outstanding fell to 34 days. We are excited to see growth in our business as we execute our strategy."

Second Quarter Operational Highlights

•
In April 2004, the Company announced that it had received formal acceptance from O2 for its initial installation of Beamer™, Inet's customer assurance product.

•
In May 2004, the Company announced the availability of IPv6 support in its Spectra2™ Voice-over-Internet Protocol (VoIP) diagnostics product. IPv6 support, in conjunction with Spectra2's VoIP testing capabilities, was a key factor in Inet's winning business with a tier-one Japanese carrier. With IPv6 support, Spectra2 users can now monitor, test and generate H.323, SIP, MGCP, Megaco and RTP traffic using the IPv6 addressing format.

•
Revenues from product & license fees in the second quarter included initial revenues from the Company's Unified Assurance™ VoIP offering sold to a carrier in the United States as well as revenues from service assurance applications sold to a number of carriers globally. Also, revenues from the Company's diagnostics products increased in the second quarter compared to the prior year and the first quarter of 2004. The percentage of diagnostics revenues represented by sales of the Company's Spectra2 product also continued to increase.

•
The Company added one new GPRS customer during the quarter—a European-based carrier.

•
Second quarter order activity included orders for the Company's UMTS and VoIP offerings as well as continued follow-on orders from existing GPRS customers and fixed-line customers.

"Our second quarter order activity included solid GPRS and UMTS business," continued Mr. Akilian. "While we are excited about the momentum, in both order and pipeline activity, of next-generation technologies, we continue to see good order levels from our fixed-line customers for system expansions as well as our service assurance and revenue assurance applications. In terms of second quarter revenues, we completed installations for numerous carriers in Europe and Asia/Pacific for our Interconnection Voice Assurance™ and Interconnection Mobility Assurance™ applications that are part of our Orion™ service assurance product. We also completed a large installation for a fixed-line carrier in the United States for VoIP and one of our revenue assurance applications. Diagnostics revenues continue to increase which, we believe, is a positive sign for the rollout of next-generation networks."

Financial Guidance

Given the pending acquisition announcement, the Company is not issuing forward-looking financial guidance.

About Inet Technologies, Inc.

Founded in 1989, Inet Technologies is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Our Unified Assurance Solution and our Diagnostics products help our customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Using our Unified Assurance Solution products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. Our Diagnostics products assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements. Inet is headquartered in Richardson, Texas and has approximately 497 employees worldwide. Inet is an ISO 9001 registered company. For more information, visit Inet on the Web at www.inet.com.

-more-

Additional Information About the Acquisition and Where to Find It

Tektronix and Inet have filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, which contains a proxy statement/prospectus with respect to the acquisition and other relevant materials. WE URGE INET STOCKHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT TEKTRONIX, INET AND THE ACQUISITION. The proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other reports and documents filed by Tektronix or Inet with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Investors and security holders may obtain copies of all documents filed with the SEC relating to the acquisition, free of charge, at the SEC's web site (www.sec.gov). Investors and security holders may also obtain these documents free of charge from Tektronix at the Investor Relations link on Tektronix's web site at www.tektronix.com or by contacting Tektronix's Investor Relations at (503) 627-5614. Documents are also available at the link entitled SEC filings in the Investor Relations section of Inet's web site, www.inet.com, or by contacting Inet's Investor Relations at (469) 330-4171.

Tektronix and Inet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Tektronix and Inet and information about other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus. You can find information about Tektronix's executive officers and directors in Tektronix's proxy statement (DEF14A) filed with the SEC on August 21, 2003. You can find information about Inet's officers and directors in their proxy statement (DEF14A) filed with the SEC on April 9, 2004. You can obtain free copies of these documents from the SEC or from Tektronix and Inet using the contact information above. In addition, directors and executive officers of Inet may have direct or indirect interests in the acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding Tektronix, Inet, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement/prospectus.

We urge Inet's stockholders to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Tektronix and Inet, before making any voting or investment decision with respect to the acquisition.

This release contains forward-looking statements, including statements regarding our business prospects and the anticipated results of some of our product and operating strategies. Such forward-looking statements involve risks and uncertainties. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are the failure of or a significant delay in the consummation of the acquisition of Inet by Tektronix, any general economic slowdown, any slowdown in telecommunications spending, consolidations or bankruptcies involving our current or prospective customers, unforeseen changes in anticipated expenses or revenues, delays in implementation of our products, increased competition, any reduction in demand for our products and solutions and other factors detailed in Inet's filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q filed with the SEC on April 22, 2004.

Inet Technologies, Beamer, Spectra2, Orion, Interconnection Voice Assurance, Interconnection Mobility Assurance and Unified Assurance are trademarks of Inet Technologies, Inc. All other trademarks or registered trademarks belong to their respective owners.

-more-

INET TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except share data)

	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$53,784	$118,527
Short-term investments	119,594	55,034
Trade accounts receivable, net	10,167	10,870
Unbilled receivables	459	146
Inventories	9,211	7,924
Deferred income taxes	1,915	1,628
Other current assets	7,237	5,055

Total current assets	202,367	199,184
Property and equipment, net	11,100	11,330
Deferred income taxes	324	217
Other assets	614	613

Total assets	$214,405	$211,344

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,346	$1,919
Income taxes payable	2,318	2,408
Accrued compensation and benefits	3,782	4,115
Deferred revenues	14,868	21,554
Other accrued liabilities	5,957	3,724

Total current liabilities	29,271	33,720
Commitments and contingencies
Stockholders' equity:
Common stock	47	47
Additional paid-in capital	78,530	77,866
Unearned compensation	(2,236)	(2,610)
Retained earnings	140,025	134,932
Treasury stock	(31,232)	(32,611)

Total stockholders' equity	185,134	177,624

Total liabilities and stockholders' equity	$214,405	$211,344

-more-

INET TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Revenues:
Product and license fees	$20,519	$17,770	$40,166	$35,288
Services	8,171	7,702	15,736	15,226

Total revenues	28,690	25,472	55,902	50,514
Cost of revenues:
Product and license fees	5,567	6,336	10,794	9,238
Services	3,236	3,303	6,424	7,470

Total cost of revenues	8,803	9,639	17,218	16,708

Gross profit	19,887	15,833	38,684	33,806
Operating expenses:
Research and development	7,737	7,257	15,863	14,942
Sales and marketing	4,939	3,608	9,246	7,123
General and administrative	4,565	2,061	6,826	4,480

	17,241	12,926	31,935	26,545

Income from operations	2,646	2,907	6,749	7,261
Other income (expense):
Interest income	416	372	785	798
Other income (expense)	(243)	(125)	(398)	(109)

	173	247	387	689

Income before provision for income taxes	2,819	3,154	7,136	7,950
Provision for income taxes	1,002	883	2,043	2,424

Net income	$1,817	$2,271	$5,093	$5,526

Earnings per common share:
Basic	$0.05	$0.06	$0.13	$0.14

Diluted	$0.05	$0.06	$0.13	$0.14

Weighted-average shares outstanding:
Basic	39,221	38,400	39,170	39,392

Diluted	39,672	38,689	39,739	39,609

-more-

INET TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Six months ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	$5,093	$5,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,776	3,577
Amortization of purchase discounts on investments	(484)	—
Stock compensation	374	171
Deferred income taxes	(394)	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	703	(3,449)
Increase in unbilled receivables	(313)	(197)
(Increase) decrease in inventories	(1,287)	689
Increase in other assets	(2,183)	(1,297)
Increase in accounts payable	427	1,638
Increase in taxes payable	346	582
Decrease in accrued compensation and benefits	(333)	(1,152)
Increase (decrease) in deferred revenues	(6,686)	4,733
Increase (decrease) in other accrued liabilities	2,233	(895)

Net cash provided by operating activities	272	9,926
Cash flows from investing activities:
Proceeds from sales of short-term investments	55,266	—
Purchases of short-term investments	(119,342)	—
Purchases of property and equipment	(2,546)	(2,254)

Net cash used in investing activities	(66,622)	(2,254)
Cash flows from financing activities:
Repurchase of common stock	(15)	(35,553)
Proceeds from issuance of common stock upon exercise of stock options and purchases under employee stock purchase plan	1,622	1,117

Net cash provided by (used in) financing activities	1,607	(34,436)

Net decrease in cash and cash equivalents	(64,743)	(26,764)
Cash and cash equivalents at beginning of period	118,527	189,076

Cash and cash equivalents at end of period	$53,784	$162,312

Supplemental disclosure:
Income taxes paid	$1,799	$1,582

-more-

INET TECHNOLOGIES, INC.
RECONCILIATION BETWEEN GAAP AND PRO FORMA
(Unaudited)
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
GAAP G&A expenses	$4,565	$2,061	$6,826	$4,480
Merger-related expenses	2,231	—	2,231	—
PRO FORMA G&A expenses	$2,334	$2,061	$4,595	$4,480
GAAP G&A as % of total revenues	15.9%	8.1%	12.2%	8.9%
PRO FORMA G&A as % of total revenues	8.1%	8.1%	8.2%	8.9%
GAAP operating income	$2,646	$2,907	$6,749	$7,261
Merger-related expenses	2,231	—	2,231	—
PRO FORMA operating income	$4,877	$2,907	$8,980	$7,261
GAAP operating income margin	9.2%	11.4%	12.1%	14.4%
PRO FORMA operating income margin	17.0%	11.4%	16.1%	14.4%
GAAP net income	$1,817	$2,271	$5,093	$5,526
Merger-related expenses	2,231	—	2,231	—
PRO FORMA net income	$4,048	$2,271	$7,324	$5,526
GAAP earnings per share — basic	$0.05	$0.06	$0.13	$0.14
PRO FORMA earnings per share—basic	$0.10	$0.06	$0.19	$0.14
GAAP earnings per share—diluted	$0.05	$0.06	$0.13	$0.14
PRO FORMA earnings per share—diluted	$0.10	$0.06	$0.18	$0.14

        The pro forma net income information is presented for informational purposes only as an alternative view of the Company's operating results. In the calculation of Inet's pro forma earnings results, Inet excludes certain merger-related expenses including legal and investment banking fees. Inet believes that excluding these items provides investors with a representation of the Company's core operating performance. The pro forma information should not be considered as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from pro forma measures used by other companies.

-more-

INET TECHNOLOGIES, INC.
ADDITIONAL FINANCIAL INFORMATION
(Unaudited)

        The following table presents additional financial information about Inet Technologies, Inc. for the three months ended June 30, 2004; March 31, 2004; December 31, 2003; September 30, 2003 and June 30, 2003, respectively.

	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03
Total revenues (in 000s)	$28,690(1)	$27,212	$27,271	$26,034	$25,472
Cash (in 000s)	$53,784	$72,898	$118,527	$168,742	$162,312
Short-term investments (in 000s)	$119,594	$99,267	$55,034	—	—
Days sales outstanding (with unbilled)	34	51	37	27	50
Inventory (in 000s):
Raw materials	$3,177	$3,430	$3,498	$2,856	$2,765
WIP	268	128	219	90	412
Finished goods	5,766	5,399	4,207	3,669	3,592

	$9,211	$8,957	$7,924	$6,615	$6,769

Inventory turns	3.8	3.8	4.5	5.1	5.7
Total employees:	497	501	483	479	475
R&D	248	254	245	243	242
Support/Integration	124	126	127	124	122
Sales and marketing	77	75	66	69	66
General and administrative	48	46	45	43	45
Margins and operating expenses as a % of total revenues:
Gross margin—total	69.3%	69.1%	67.2%	67.5%	62.2%
Gross margin—product & license fees	72.9	73.4	69.7	73.9	64.3
Gross margin—services	60.4	57.9	60.5	53.0	57.1
Research and development	27.0	29.9	27.3	28.5	28.5
Sales and marketing	17.2	15.8	16.6	14.9	14.2
General and administrative	15.9	8.3	8.2	9.4	8.1
Operating income margin	9.2	15.1	15.2	14.7	11.4
Net income margin	6.3	12.0	12.4	10.7	8.9
Operating cash flow (in 000s)	$2,349	$(2,077)	$5,765	$5,642	$116
Capital expenditures (in 000s)	$1,686	$860	$1,066	$666	$1,322
Common stock outstanding (in 000s)	39,255	39,220	38,920	38,722	38,436
Revenues from international markets:	63%	62%	77%	63%	72%
EMEA	48%	55%	70%	53%	61%
Asia/Pacific	14%	5%	6%	8%	9%
Other	1%	2%	1%	2%	3%
% of total revenues from wireless customers	34%	41%	28%	18%	49%
Top 10 customers as % of total revenues	59%	73%	66%	71%	60%

(1)
During this period, one domestic fixed-line customer accounted for approximately 13% of total revenues.

###

QuickLinks

INET TECHNOLOGIES REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS Total Revenues Increase 13 Percent Year-over-Year
INET TECHNOLOGIES, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (In thousands, except share data)
INET TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands, except per share data)
INET TECHNOLOGIES, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (In thousands)
INET TECHNOLOGIES, INC. RECONCILIATION BETWEEN GAAP AND PRO FORMA (Unaudited) (In thousands, except per share data)
INET TECHNOLOGIES, INC. ADDITIONAL FINANCIAL INFORMATION (Unaudited)